Exhibit 99.1

Borr Drilling Limited – Contract Award for Premium Jack-up Rig in Mexico

Reference is made to Borr Drilling Limited’s (NYSE: BORR, OSE: BDRILL) (the “Company”) previously disclosed information regarding its two contracts in Mexico with Petróleos Mexicanos (“Pemex”), in what is referred to as “Cluster 2”, under an integrated services model. The first rig, the “Grid”, has arrived on site and is currently commencing its contract, while the second rig, the “Gersemi”, is expected to commence shortly thereafter.

The Company is also pleased to announce that it has received an award from Pemex for an additional contract, which is the third contract under “Cluster 2” for the Company. The new contract is expected to be based on the same economics and structure as the first two contracts and secures the employment of a third modern jack-up drilling rig with expected commencement in the fourth quarter 2019 for an anticipated duration to be around 18 months.

The newly awarded contract is the Company’s fourth contract award in Mexico in less than nine months and is a result of the Company’s strong focus on the region. The Company has established a robust regional office and operations in the country, and is optimistic about future opportunities arising from the continued strong demand seen in the region.

August 6, 2019
Hamilton, Bermuda

Questions should be directed to:

Svend Anton Maier: Chief Executive Officer, Borr Drilling Management, +47 41427129

Rune Magnus Lundetræ: Chief Financial Officer, Borr Drilling Management +47 90088411, rmlundetrae@borrdrilling.com

Forward looking statements
This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "continue", "expect", "should", "will" and similar expressions and include expectations regarding contract backlog and contract terms, contracting and operation of our jack-up rigs and contracting at favourable rates. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Borr Drilling Limited believes that these assumptions are reasonable, they are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. In addition to the important factors and matters discussed elsewhere in this report, important factors that, in our view could cause actual results to differ materially from those discussed in the forward looking statements are included in our most recent annual report.

The information, opinions and forward-looking statements contained in this announcement speak only as of the date hereof and are subject to change without notice.